

Mail Stop 3628

March 16, 2010

By Facsimile (914) 921-5384 and U.S. Mail

Peter Goldstein, Esq.
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435

Re: Coachmen Industries, Inc.
 PREC14A filed March 8, 2010
 SEC File No. 1-07160

Dear Mr. Goldstein:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. All defined terms have the same meaning as in the preliminary proxy statement referenced above.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated. All page references below refer to the page numbering on the EDGAR version of the filing.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

Face Page of the PREC14A

1. Please revise your face page to include all participants as filing persons on the Schedule 14A. See Instruction 3 to Item 4 of Schedule 14A.

General

2. For ease of reference, please number the pages in your revised preliminary proxy statement.

3. You state that GAMCO's affiliates beneficially own 788,500 Shares (4.87%) of Myers' outstanding Common Stock, in addition to the 4.9% GAMCO owns. Identify these affiliates and tell us why they are not included as participants in this solicitation. We may have further comments. If you add additional participants, please ensure you provide the information required under Items 4(b) and 5(b) of Schedule 14A.

4. See the last comment above. Provide further detail about why you do not believe the 1,140,000 Shares held by the GAMCO Westwood Mighty Might Funds should not be reflected in the aggregate number of Shares that GAMCO and its affiliates beneficially own. We note your disclosure that the Proxy Voting Committee of the GAMCO Westwood Funds exercises sole voting and dispositive power over those Shares; however, it is not clear who makes up that Voting Committee and whether there is any overlap with other GAMCO affiliates who beneficially own Shares. In your response, analyze why attribution is not appropriate under the factors set forth in SEC Release No. 34-39538.

Cover Page

5. Since it appears that the Board of Directors is staggered, with less than all of the Board members up for election at the 2010 Annual Meeting, we are confused by the language here concerning your intent to vote proxies in favor of the Company's nominees. Are you running a "short slate" in that there will be more slots open than GAMCO nominees? Please advise or revise.

6. See our last comment above. Depending on your response, review the statement on the form of proxy concerning the ability vote for Coachmen's nominees on your card.

Background to the Solicitation

7. Please expand your discussion of the background to the solicitation. For example, disclosure in Amendment No. 9 to GAMCO's Schedule 13D indicates that you sent a letter to the Board of Directors of Coachmen on October 29, 2009, expressing "shock" at the terms of the Company's recent financing, which that letter describes as "draconian." Please explain the circumstances surrounding this financing to which you objected. Since the letter alleges that other more favorable financing sources were available to the Company, identify these sources or generally describe them, including how you know they were available to Coachmen. Amendment No. 8 to GAMCO's Schedule 13D indicates that it presenting a proposal pursuant to Rule 14e-8 to require the Board to

redeem the common shares purchase rights issued pursuant to the Company's Rights Agreement. These and other background events should be fully discussed in this section, along with any other relevant contacts leading up to the filing of the preliminary proxy statement.

8. See our last comment above. Explain what you mean by your allegations that Coachmen is "misallocating" capital. Provide examples where appropriate, and explain what you will do to change this.

9. Clarify what you mean by stating that GAMCO has owned Shares for "many years." Specify how many years.

Proposal 1: Election of Directors

10. State how many directors are to be elected at the 2010 Annual Meeting and how many Directors currently sit on the Coachmen Board.

11. Since it appears that your nominees will make up only a minority of the Board, even if elected, note that they may have difficulty changing corporate actions even if all three become members of the Board.

Form of Proxy Card

12. Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions